SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)[1]

Evolving Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

30049R100

(CUSIP Number)

September 3, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049R100	SCHEDULE 13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 61,674
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 61,674
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,674
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12.	TYPE OF REPORTING PERSON* CO, IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 30049R100	SCHEDULE 13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY VENTURE CAPITAL II, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 61,674
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 61,674
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,674
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12.	TYPE OF REPORTING PERSON* CO, IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 30049R100	SCHEDULE 13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY VENTURE PARTNERS II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 61,674
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 61,674
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,674
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12.	TYPE OF REPORTING PERSON* PN, IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 30049R100	SCHEDULE 13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY VENTURE INVESTORS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 30049R100	SCHEDULE 13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY VENTURE CAPITAL FUND II, C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands Antilles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 30049R100	SCHEDULE 13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY VENTURE CAPITAL FUND II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

Evolving Systems, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

9777 Mt. Pyramid Court, Englewood, Colorado 80112

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Morgan Stanley (“MS”)

Morgan Stanley Venture Capital II, Inc. (“MSVC II, Inc.”)

Morgan Stanley Venture Partners II, L.P. (“MSVP II, L.P.”)

Morgan Stanley Venture Capital Fund II, L.P. (“MSVCF II, L.P.”)

Morgan Stanley Venture Capital Fund II, C.V. (“MSVCF II, C.V.”)

Morgan Stanley Venture Investors, L.P. (“MSVI, L.P.”)

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MS, MSVC II, Inc., MSVP II, L.P., MSVCF II, L.P., MSVCF II, C.V. and MSVI, L.P. is:

1585 Broadway
New York, New York 10036

Item 2(c). Citizenship:

The citizenship of MS, MSVC II, Inc., MSVP II, L.P., MSVCF II, L.P. and MSVI, L.P. is Delaware. The citizenship of MSVCF II, C.V. is the Netherlands Antilles.

Item 2(d). Title of Class of Securities:

This statement relates to the Company’s Common Stock par value, $0.001 per share (the “Shares”).

Item 2(e). CUSIP Number:

30049R100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

      (a) Amount beneficially owned:

     As of September 3, 2003: (1) MSVCF II, L.P. owned directly 0 Shares; (2) MSVI, L.P. owned directly 0 Shares; (3) MSVCF II, C.V. owned directly 0 Shares; (4) MSVP II, L.P., owned directly options exercisable for 61,674 Shares and (5) MSVC II, Inc. owned directly 0 Shares.

     MSVP II, L.P. is the general partner of MSVCF II, L.P., MSVCF II, C.V. and MSVI, L.P. (collectively, the “Funds”) and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the Shares and options held by the Funds. Therefore, MSVP II, L.P. may be deemed to have beneficial ownership of the options exercisable for 61,674 Shares that it owns directly.

     MSVC II, Inc. is the managing general partner of MSVP II, L.P., and, as such, has the power to direct the actions of MSVP II, L.P. MS, as the sole shareholder of MSVC II, Inc., controls the actions of MSVC II, Inc. Therefore, MSVC II, Inc. may be deemed to have beneficial ownership of the options exercisable for 61,674 Shares held by MSVP II, L.P. Therefore, MS may be deemed to have beneficial ownership of the options exercisable for 61,674 Shares held by MSVP II, L.P.

     MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

(b) Percent of class: (1)

Morgan Stanley	less than 1% of the Shares

Morgan Stanley Venture Capital II, Inc.	less than 1% of the Shares

Morgan Stanley Venture Partners II, L.P.	less than 1% of the Shares

Morgan Stanley Venture Investors, L.P.	0% of the Shares

Morgan Stanley Venture Capital Fund II, C.V.	0% of the Shares

Morgan Stanley Venture Capital Fund II, L.P.	0% of the Shares

(1)	Based on the 14,190,903 Shares reported to be outstanding as of August 4, 2003 on the Form 10-Q filed with the SEC, for the quarter ended June 30, 2003

(c) Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or to direct the disposition of

Morgan Stanley	- 0 -	61,674	- 0 -	61,674

Morgan Stanley Venture	- 0 -	61,674	- 0 -	61,674
Capital II, Inc.

Morgan Stanley Venture	- 0 -	61,674	- 0 -	61,674
Partners II, L.P.

Morgan Stanley Venture	- 0 -	- 0 -	- 0 -	- 0 -
Investors, L.P.

Morgan Stanley Venture	- 0 -	- 0 -	- 0 -	- 0 -
Capital Fund II, C.V.

Morgan Stanley Venture	- 0 -	- 0 -	- 0 -	- 0 -
Capital Fund II, L.P.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8.	Identification and Classification of Members of the Group.

     Not applicable

Item 9.	Notice of Dissolution of Group.

     Not applicable

Item 10.	Certifications.

     Not applicable

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2003

MORGAN STANLEY

By:	/s/ Dennine Bullard
	Name:	Dennine Bullard
	Title:	Authorized Signatory

MORGAN STANLEY VENTURE CAPITAL FUND II, C.V.
By:	Morgan Stanley Venture Partners II, L.P., its general partner
By:	Morgan Stanley Venture Capital II, Inc., its general partner

By:	/s/ Debra Abramovitz
	Name:	Debra Abramovitz
	Title:	Executive Director

MORGAN STANLEY VENTURE INVESTORS, L.P.
By:	Morgan Stanley Venture Partners II, L.P., its general partner
By:	Morgan Stanley Venture Capital II, Inc., its general partner

By:	/s/ Debra Abramovitz
	Name:	Debra Abramovitz
	Title:	Executive Director

MORGAN STANLEY VENTURE CAPITAL FUND II, L[P.
By:	Morgan Stanley Venture Partners II, L.P., its general partner
By:	Morgan Stanley Venture Capital II, Inc., its general partner

By:	/s/ Debra Abramovitz
	Name:	Debra Abramovitz
	Title:	Executive Director

MORGAN STANLEY VENTURE PARTNERS II, L.P.
By:	Morgan Stanley Venture Capital II, Inc., its general partner

By:	/s/ Debra Abramovitz
	Name:	Debra Abramovitz
	Title:	Executive Director

MORGAN STANLEY VENTURE CAPITAL II, INC.

By:	/s/ Debra Abramovitz
	Name:	Debra Abramovitz
	Title:	Executive Director